SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on February 7, 2011

1. Date, Time and Location: On February 7, 2011, at 2 p.m., by conference call, as expressly authorized by Article 20, Paragraph 2nd of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. Register the resignation of the Real Estate Development Superintendent Officer, Mr. Antonio Carlos Ferreira Rosa, to which he was elected on the Meeting of the Board of Directors held on December 14, 2009.

4.2. Nominate, as Real Estate Development Superintendent Officer of the Company, to comply for the term of office of the resigning Officer until December 31, 2011, Mr. Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47, resident and domiciled in the City and State of São Paulo, with offices located at Avenida das Nações Unidas 8.501, 19th floor, Pinheiros, which, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment he will sign the clearance certificate as set forth in the law.

4.3. Nominate, as Officer with no specific designation, with term of office until December 31, 2011, Mr. Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53, resident and domiciled in the City and State of São Paulo, with offices located at Avenida das Nações Unidas 8.501, 19th floor, Pinheiros, which, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment he will sign the clearance certificate as set forth in the law.

4.4. With due regard to Article 21, “d” and Article 33 of the Company’s bylaws, appoint the Officer with no specific designation hereby elected to act internally under the designations of Superintendent Officer of Sales and Marketing, with the following duties: (i) plan, develop and coordinate the sales activities, aiming the Company’s growth in the market and the fulfillment of sales plans and goals, established for products and brands in various distribution channels; (ii) define prices, sales conditions and commercial agreements, assuring the implementations of Company’s commercial policies, aiming maximization of profits and achievement of sales goals; (iii) ensure the customer relationship and negotiation, through third parties and special channels, involving visits and frequent contact, in order to achieve the sales goals and guarantee the customer satisfaction related to offered products and services; (iv) ensure the construction follow up, trough computerized system and contact with related departments, with the purpose of complying with deadlines agreed with customers, guaranteeing their satisfaction; (v) analyze the market in relation to its segment and sales potential of Company’s products and services for national market, planning and proposing commercialization goals; (vi) follow and analyze the competition actions, including technical and strategic aspects and prices, guaranteeing the position of Company in short, medium and long term; (vii) lead the own and outsourced sales team in order to maintain the best possible distribution of products along the national territory; (viii) define policies and strategies for relationship with brokers and clients, seeking client satisfaction and attraction of new clients to increase market participation; (ix) define guidelines of strategic planning of products for short, medium and long term, seeking the guarantee of financial and markets results accomplishment, as established by the Company; (x) follow the sales process of remaining units through control of third parties, seeking the decrease of idle units, focusing on new launches; (xi) manage the correct use of the brand in the several materials of the Company, standardizing and guaranteeing a correct exposure of the brand seeking the increase of the customer knowledge; (xii) develop communication strategies, advertising and sales of new launches, remaining units and Company’s brand seeking a better utilization of the budget with the purpose of increasing the knowledge of the brand and, consequently, increasing the sales velocity of Company’s projects;  (xiii) develop the proper communication strategy for each launch in order to optimize the available budget seeking best result vs. investment and to increase sales velocity; (xiv) develop partnerships with key suppliers, with the purpose of adding value to Company’s brand and seeking the optimization of available budget.

4.5. Therefore, due to the deliberation above and pursuant to the meeting of the Board of Directors held on December 14, 2009, the Executive Board will have the following members,  for a term of office ending on December 31, 2011: (i) as Chief Executive Officer – Wilson Amaral de Oliveira, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 6.269.899, SSP/SP, and enrolled with the CPF/MF under No. 527.350.108-30; (ii) as Financial and Investor Relations Officer – Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238-11; (iii) as Institutional Relations Officer – Odair Garcia Senra, Brazilian, widower, Civil Engineer, bearer of the Identity Card (RG) No. 3.259.126, and enrolled with the CPF/MF under No. 380.915.938-72; (iv) as Superintendent Officer of Construction – Mário Rocha Neto, Brazilian, married, Civil Engineer, bearer of the Identity Card (RG) No. 5.637.585, SPP/SP, and enrolled with the CPF/MF under No. 030.073.278-30; (v) as Real Estate Development Superintendent Officer – Sandro Rogério da Silva Gamba, defined above; and (vi) as Officer with no specific designation, acting as Superintendent Officer of Sales and Marketing, Luiz Carlos Siciliano, defined above; all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque and Wilson Amaral de Oliveira.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, February 7, 2011.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 07, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer